Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

7 May 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NW
Washington DC 20549
United States of America

Dear Sir/Madam

Alinta Limited -- Rule 12g3-2(b) Exemption
File No. 82-35038

The enclosed information is being furnished by Alinta Limited (**Alinta**) under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the **Exchange Act**). Alinta's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Alinta is subject to the Exchange Act.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

5/22

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

30 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Directors to Recommend Acquisition Proposal from Babcock & Brown/ Singapore Power Consortium

Attached is a News Release regarding the Alinta Directors recommending the acquisition proposal from Babcock and Brown/ Singapore Power Consortium.

Yasmin Broughton
Company Secretary

Enclosures.

News Release

Alinta

30 March 2007

ALINTA DIRECTORS TO RECOMMEND ACQUISITION PROPOSAL FROM BABCOCK & BROWN / SINGAPORE POWER CONSORTIUM

Alinta Limited (Alinta) today signed a Scheme Implementation Agreement under which a consortium of Babcock & Brown (B&B) and Singapore Power International (SPI) would acquire Alinta for a total consideration valued at $15.00 per share.

The Alinta Directors intend to recommend that Alinta shareholders vote in favour of the proposed scheme of arrangement, in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the proposal is in the best interests of Alinta shareholders.

Under the proposed scheme, Alinta shareholders will receive:

- $8.50 in cash per Alinta share;
- 7.83 Babcock & Brown Infrastructure securities, 3.31 Babcock & Brown Power securities and 1.30 Babcock & Brown Wind securities for every 5 Alinta shares; and
- An in specie distribution of 1.51 Australia Pipeline Trust (APT) units or equivalent for every 5 Alinta shares.

The total consideration is valued at $15.00 per Alinta share based on the 30 day VWAP of the relevant Babcock & Brown entities and APT securities. This value represents a premium of 39% to Alinta's 30 day VWAP prior to announcement by Alinta of a potential management buyout proposal on 9 January 2007.

The consideration will be structured to include a fully franked dividend, with franking credits of up to 40 cents per Alinta share, increasing total value to $15.40 for shareholders who can make full use of the franking credits. The cash component of the consideration may be subject to certain working capital and asset sale proceeds adjustments that are expected to be minor.

Alinta Chairman, Mr John Akehurst said: "The Board received proposals to acquire the Company from two consortia and has been in negotiation with them over the last six days. There has been a thorough and rigorous evaluation in which due regard has been given to the value of the considerations offered and to the conditions and risks associated with the proposals.

"The proposals were also compared against possible internal restructuring alternatives.

"The Board has concluded that the B&B/SPI consortium has made the superior proposal, following an open and competitive tender process.

"Since its listing on the ASX in 2000, Alinta has grown from a small, WA-based gas distributor and retailer with a market capitalisation of $350 million to become the nation's largest energy infrastructure company, valued at $7.5 billion under B&B/SPI's proposal. Alinta is a great success story and all our employees can be proud of the role they have played.

Alinta

"While it will be sad to see the end of Alinta as a listed company, the consortium's offer is an attractive one. Under the offer, Alinta's shareholders will receive a strong mix of cash and securities which provide a continuing exposure to growth and yield stocks in the energy infrastructure field."

Assessment of Options

Mr Akehurst said both external proposals were assessed against Alinta's own internal plan to restructure the group. The Directors are satisfied the B&B/SPI offer provides an appropriate premium over the value attributed to internal restructuring alternatives. The Directors gave due consideration to assessed values weighed against implementation risks.

Mr Akehurst said: "Alinta's internal restructure proposal was an attractive and realistic plan that both the company and its advisers believed offered a premium over the Alinta trading range prior to announcement of the possible MBO proposal. Ultimately however, B&B/SPI have made a proposal that allows shareholders to reap today both the future upside of our internal plan and a premium for their shares.

"We also placed significant importance on the relative certainty of the valuation of the scrip component of the B&B/SPI proposal created by readily observable market prices.

"In addition the B&B/SPI proposal has limited conditions and provides a high level of confidence that the transaction will be completed."

Scheme Implementation Agreement

Alinta has entered into a Scheme Implementation Agreement (SIA) with B&B and SPI. Under the SIA, Alinta has agreed to propose schemes of arrangement for the acquisition of its shares by B&B and SPI and the cancellation of employee options. Alinta's Directors recommend that shareholders and option holders vote in favour of the schemes (and intend to vote their own shares in favour), in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the proposed scheme is in the best interests of Alinta shareholders.

A break fee of $37.5 million (0.5 per cent of the value of the B&B/SPI proposal) will be payable in the event of a third party announcing a competing proposal which becomes unconditional and acquiring at least 50.1 per cent of Alinta or in the event of a material breach of the SIA by Alinta.

A summary of the key terms of the SIA is attached.

Meetings of Alinta shareholders and option holders to approve the proposed schemes are expected to be held in July 2007.

Alinta is being advised by Carnegie, Wylie & Company, JPMorgan and Blake Dawson Waldron.

Alinta

* *

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

SCHEME IMPLEMENTATION AGREEMENT

SUMMARY OF KEY TERMS AND CONDITIONS PRECEDENT

No solicitation

Alinta has agreed that until implementation of the scheme or termination of the agreement, neither it nor its representatives or related parties will solicit any enquiries, negotiations, proposals or discussions in relation to a Competing Proposal.

No talk, due diligence or commitments

Alinta has agreed that until implementation of the scheme or termination of the agreement neither it nor its representatives or related parties will participate in discussions with, provide information to, or enter into any arrangement or understanding with a third party in relation to a Competing Proposal, unless the Alinta Board determines that to not do so would be likely to constitute a breach of the Alinta directors' fiduciary or statutory duties.

Break fee

Alinta has agreed to pay the Bidder a break fee of $37.5 million if:

- a Third Party Proposal becomes unconditional and the bidder under the Third Party Proposal acquires a relevant interest in more than 50% of Alinta's issued ordinary share capital, or all or the majority of the Alinta Group's assets, or otherwise merges or amalgamates with Alinta;
- the majority of Alinta's directors withdraw their recommendation of the Share Scheme in order to recommend an Alinta internal restructure; or
- Alinta is in material breach of the agreement and that breach is not remedied by Alinta within 5 business days of receiving notice of the breach.

Termination

The agreement may be terminated:

- if a condition precedent relating to the Share Scheme is neither satisfied nor waived;
- if the Share Scheme has not come into effect by 31 October 2007;
- if the Share Scheme is not approved by the requisite majority of Alinta shareholders;
- if the order or ruling of a court or Government agency prevents the Share Scheme from coming into effect;
- if the Independent Expert's Report states that the Share Scheme is not in the best interests of the Alinta shareholders;
- by the Bidder if, before the Second Court Date, the majority of Alinta's directors adversely change their recommendation; or
- if, before the Second Court Date, a party is in material breach of the agreement and that breach is not remedied within 5 business days of receiving notice of the breach.

Conditions precedent

The Share Scheme will not come into effect unless each of the following conditions precedent is satisfied or waived:

(a) the Share Scheme is approved by the requisite majority of Alinta shareholders;

(b) the Share Scheme comes into effect before 31 October 2007;

(c) by the Second Court Date, FIRB and OIO (NZ) approval are obtained;

(d) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the implementation of the Share Scheme is in effect at the Second Court Date;

(e) from the date of the agreement until the Second Court Date, no Prescribed Event or Material Adverse Change occurs, and there are no Alinta Material Transactions without the prior consent of the Bidder;

(f) the representations and warranties of the parties set out in the agreement are materially true and correct as at the date of the agreement and as at the Second Court Date;

(g) at all times from the date of the agreement until the Second Court Date:

(i) if the S&P/ASX 200 Industrials Index is no less than 6661.0, the value of the B&B Scrip Component (based on the volume weighted average price of the Consideration Securities on ASX over the previous 20 consecutive trading days) is no less than $4.71; or

(ii) if the S&P/ASX 200 Industrials Index is less than 6661.0, the value of the B&B Scrip Component (based on the volume weighted average price of the Consideration Securities on ASX over the previous 20 consecutive trading days) is no less than $4.71 multiplied by **A**, where **A** is equal to the S&P/ASX 200 Industrials Index at the most recent close of trade on ASX divided by 6661.0.

The Option Scheme will not come into effect unless each of conditions (a) to (g) above is satisfied or waived, and each of the following conditions is satisfied or waived:

(a) the Option Scheme is approved by the requisite majority of Alinta optionholders;

(b) the Option Scheme comes into effect before 31 October 2007;

(c) ASX grants Alinta a waiver from Listing Rule 6.23.2 in respect of cancellations of the Alinta Options with limited conditions; and

(d) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the implementation of the Option Scheme is in effect at the Second Court Date.

Relevant definitions

Alinta Material Transaction means:

(a) **(acquisitions)** Alinta or a wholly owned controlled entity of Alinta acquiring (including by way of subscription for equity), leasing, or entering into a binding commitment or granting a person an

irrevocable option to require it to acquire or lease, any asset for a consideration of $100 million or more;

(b) **(disposals)** Alinta or a wholly owned controlled entity of Alinta disposing of or leasing, or entering into a binding commitment or granting a person an irrevocable option to require it to dispose of or lease, any asset (except for Divestment Assets) for a consideration of $100 million or more;

(c) **(joint ventures)** Alinta or a wholly owned controlled entity of Alinta entering into a joint venture, partnership or other similar arrangement involving a commitment of greater than $100 million;

(d) **(financial commitments)** Alinta or a wholly owned controlled entity of Alinta incurring any financial commitment of $100 million or more, other than in respect of:

(i) any refinancing or replacing of existing debt facilities;

(ii) security given in the ordinary course of business in respect of the performance of contractual obligations by any member of the Alinta Group; or

(iii) construction projects in existence or being negotiated;

(e) **(non-wholly owned entities)** Alinta or a wholly owned controlled entity exercises its rights as a security holder of a non-wholly owned controlled entity of Alinta to procure or approve the doing by that entity of any thing, or fails to exercise its rights as a security holder to restrain a non-wholly owned controlled entity of Alinta from doing any thing, referred to in paragraphs (a) to (d) above;

(f) **(aggregation)** matters occur which would be covered by any of paragraphs (a) to (e) above inclusive if the relevant monetary thresholds in those paragraphs were reached (except for capital expenditure within the ordinary course of business of Alinta or any of its controlled entities), and the aggregate of the consideration and commitments involved exceeds $350 million;

(g) **(dividends)** Alinta declares any dividend or pays, makes or incurs any liability to pay or make any distribution whether by way of dividend, capital distribution, bonus or other share of its profits or assets other than the Transaction Dividend or the final dividend of 8.375 cents per Alinta Share announced on 28 February 2007.

(h) **(severance payments)** Alinta or a wholly owned controlled entity of Alinta materially increases any severance or termination payment or superannuation entitlements payable to any executive officer or director of Alinta or its wholly owned controlled entities,

but does not include:

(i) an Excluded Transaction;

(j) any matter which arises through the performance by Alinta or its subsidiaries of existing contractual obligations; or

(k) any matter which arises as a result of a Court or Government Agency order, injunction or undertaking.

Competing Proposal means any transaction, proposal or offer that would, if completed substantially in accordance with its terms, result in:

(a) any person other than the Bidder or its associates acquiring an interest in all or a substantial part of the business, assets or property of the Alinta Group, a relevant interest in more than 10% of the voting shares of Alinta or control of Alinta;

(b) Alinta and another person operating under a stapled security structure, dual listed company, or similar structure;

(c) Alinta issuing at least 10% of its current issued shares, or securities which are convertible into at least that number of shares, as consideration for the assets or securities of another person or otherwise as part of a reconstruction proposal; or

(d) a substantial part of the business, assets or property of the Alinta Group being disposed of, demerged or separated from the rest of the Alinta Group's business or assets.

Divestment Assets means:

- all or any of the Wattle Point Assets;
- APA Group Securities or shares (including any options to acquire shares) in Australian Pipeline Limited; and
- the APT Contracts.

Excluded Transaction means any thing contemplated in and consistent with:

- ASX announcements released by Alinta; or
- information made available by Alinta in the data room,

before 29 March 2007, except for any Alinta Internal Restructure.

Material Adverse Change means occurrences, events or matters occurring or being announced or becoming known to the Bidder which individually, or when aggregated:

(a) diminish, or could reasonably be expected to diminish, the total consolidated net assets of the Alinta Group by $500 million or more; or

(b) adversely impact, or could reasonably be expected to adversely impact, the recurring EBITDA of the consolidated Alinta Group by $75 million or more per annum,

other than,

(i) changes in general economic or political conditions or the securities, credit or financial markets in general;

(ii) changes in generally accepted accounting principles or the interpretation of them; or

(iii) any weather related event or natural disaster;

Prescribed Event means Alinta or a material subsidiary:

(a) converting shares;

(b) reducing share capital;

(c) agreeing to a buy-back;

(d) issuing shares or options, excluding:

  (i) any issue contemplated by the Schemes; and

  (ii) any issue of shares pursuant to the exercise of Alinta Options;

(e) issuing convertible securities;

(f) creating an encumbrance over the whole or a substantial part of its business or property, other than in respect of:

  (i) any refinancing or replacing of existing debt facilities;

  (ii) security given in the ordinary course of business; or

  (iii) construction projects in existence or being negotiated;

(g) an Insolvency Event in relation to Alinta or a material subsidiary;

(h) materially changing the constitution of Alinta or a material subsidiary;

but excluding any matter required under the agreement or the Schemes, or an Excluded Transaction.

Third Party Proposal means any proposal or offer (not being an Alinta internal restructure) which would if completed substantially in accordance with its terms, result in:

(a) any person other than the Bidder (or any of its associates) acquiring:

  (i) an interest in all or a substantial part of the assets of Alinta; or

  (ii) a relevant interest in more than 50% of the voting shares in Alinta; or

(b) Alinta and another person operating under a dual listed company, or similar structure.

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

30 March 2007

Alinta Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Alinta Limited (the "Company") will be lifted immediately, following receipt of an announcement regarding the outcome of discussions with potential bidders.

Security Code: AAN

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

4 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Position on Macquarie Consortium Proposal

Attached is a News Release regarding the above.

Yasmin Broughton
Company Secretary

Enclosures

News Release

Alinta

4 April 2007

ALINTA POSITION ON MACQUARIE CONSORTIUM PROPOSAL

Following significant recent press comment, Alinta wishes to ensure that the market is fully informed regarding the various proposals made by the Macquarie Bank consortium ("Macquarie consortium") and Alinta's consideration of them.

At the time Alinta signed the Scheme Implementation Agreement with Babcock & Brown/Singapore Power, the Macquarie consortium had proposed ("final proposal") a scheme of arrangement under which Alinta shareholders would receive:

(a) an in specie distribution of Australian Pipeline Trust ("APT") units, equivalent to $1.25 per Alinta share at APT's closing price on 28 March 2007; and

(b) shares in a new company ("Infrastructure Company"), unless they elected to take either $13.95 in cash or a combination of cash and shares in Infrastructure Company.

Throughout the negotiations which spanned a period of nearly seven days, the Macquarie consortium retained this basic structure for their bid.

Subsequent to Alinta signing the Scheme Implementation Agreement with Babcock & Brown/Singapore Power and after the Macquarie consortium had been advised that its bid was unsuccessful, Alinta received an email from the Macquarie consortium also offering to allow Alinta to pay a $0.25 per share dividend prior to completion of its proposed scheme. No further details were provided.

The Directors had a number of significant concerns which led to the rejection of the Macquarie consortium's final proposal, including:

1. Infrastructure Company does not exist today and therefore does not have an observable market price. It would have been a new company established to acquire many of Alinta's infrastructure assets. However, it would not have included a number of Alinta's key growth assets (namely AlintaAGL, Wesfarmers LPG, power station developments and growth income from a number of Alinta's AIH assets) which were to be acquired by a separate company owned by Macquarie called "Energy Company". The value which would be attributed by the market to Infrastructure Company, once listed, was uncertain. It would have relied upon highly structured financial arrangements in order to provide the forecast distributions that might support a share price nominated by the Macquarie consortium. The Directors had a number of concerns relating to the valuation of Infrastructure Company, including:

    (a) The Macquarie consortium was valuing an aggregate of $298 million of deferred purchase price for Energy Company payable to Infrastructure Company over the period 2007 to 2010 as though it was recurring operational cash flow of Infrastructure Company. The 2008 capital receipt of $120 million amounted to approximately 30% of that year's forecast distribution to Infrastructure Company shareholders. As presented to Alinta, these asset sale proceeds were being capitalised within Infrastructure Company at a yield of 8.5%, the same yield applied by the Macquarie consortium to the overall business, implying an aggregate value of

Alinta

$1.4 billion for these asset sale proceeds as part of Infrastructure Company's market capitalisation based on initial distributions. Alinta's Directors noted that this value was some $1.1 billion or $2.20 per Alinta share more than the $298 million of deferred consideration which Energy Company would be contracted to pay to Infrastructure Company over four years for those same assets;

(b) In addition to Alinta's high growth assets described above being excluded from Infrastructure Company, 85% of any future earnings growth from the higher growth assets which were to be included in Infrastructure Company, was to be paid to Energy Company through a 99 year Sales Agency Agreement. This significantly limited the potential for future growth in cash flow and distributions for Infrastructure Company; and

(c) There was no forecast growth in annual distributions per share for at least eight years.

As a result, Alinta directors had serious concerns about the potential future value of Infrastructure Company and formed the view that, post listing, there were significant risks to it maintaining the value nominated by the Macquarie consortium in their final proposal.

Alinta's Directors noted that of the total funding for the upfront consideration to Alinta shareholders, Macquarie Bank was apparently proposing to fund less than 3% itself, with the remaining 97% coming from re-gearing or repackaging of Alinta shareholder's existing assets.

Moreover, Alinta's Directors noted that under the Macquarie consortium proposal, Energy Company (owned by Macquarie) proposed to pay an aggregate of $298 million over four years for the key growth assets. Alinta values these assets in excess of $1.1 billion.

2. The availability of a cash alternative for shareholders was conditional on equity underwriting agreements totalling $4.7 billion for a period of up to 4 months, one of the largest equity market underwriting exposures in Australian financial market history. Alinta was concerned about the robustness of the underwriting commitments in the event that a large percentage of its shareholders elected to take the cash alternative, given that we understand the Macquarie consortium had represented to underwriters that the cash election was likely to be in the vicinity of 20-30% of the total equity consideration. These underwriting agreements were also subject to a wide variety of material conditions outside Alinta's control, including adverse changes in equity markets and interest rates. The cash funding of the Babcock & Brown/Singapore Power offer had no such conditions.

3. The default option under the Macquarie consortium offer (for any shareholders who did not make an election) was shares in Infrastructure Company and not cash. In the materials provided to the underwriters, the Macquarie consortium stated that it believed that over 70% of Alinta shareholders would not make an election on the scheme consideration and therefore would receive the default option.

4. The Macquarie consortium's proposal required Alinta directors to recommend the proposal as a whole and they were not permitted to recommend only the cash alternative.

Alinta

For the reasons discussed above, Alinta was not prepared to recommend the shares in Infrastructure Company, and therefore the Macquarie consortium's proposal, relative to the Babcock & Brown/Singapore Power proposal which had significantly higher certainty. Consistent with this position, Alinta requested the Macquarie consortium to provide a cash default option on numerous occasions during the negotiations but the Macquarie consortium declined to do so.

The Scheme Implementation Agreement proposed by the Macquarie consortium also contained more onerous terms than that agreed with Babcock & Brown/Singapore Power, including a break fee of double the amount agreed with Babcock & Brown/Singapore Power.

The Directors remain firmly of the view that the Babcock & Brown/Singapore Power proposal is an attractive one and note that it is the only proposal in a form that shareholders can consider. The total consideration is valued at $15.00 per Alinta share based on the 30 trading day volume weighted average price ("VWAP") of the relevant Babcock and Brown and APT securities to 29 March 2007. This value represents a premium of 39% to Alinta's 30 trading day VWAP prior to announcement by Alinta of a potential management buyout on 9 January 2007.

Alinta is now progressing the schemes of arrangement in respect of the Babcock & Brown/Singapore Power consortium's proposal. In the absence of a superior proposal for the Company, and subject to an Independent Expert concluding and continuing to conclude that this proposal is in the best interests of shareholders, the Alinta directors will recommend that shareholders vote in favour of the proposal at a meeting currently scheduled during early August 2007.

****

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

4 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	51,933
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at A: $6.0633 per share due to expire on 26 March 2014; B: $9.1774 per share due to expire on 1 April 2015; and C: $10.4664 per share due to expire on 19 June 2016.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $6.0633 per share for 13,500 options B: $9.1774 per share for 24,922 options C: $10.4664 per share for 13,511 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,950,222	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,291,715	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 4 April 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

Alinta

Alinta Limited
ABN 40 087 857 001

The Quadrant
1 William Street
Perth WA 6000
GPO Box W2030
Perth WA 6846

Telephone 08 9486 3000
Facsimile 08 9486 3030

4 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares pursuant to the Alinta Dividend Reinvestment Plan

Attached is an Appendix 3B detailing the issue of shares pursuant to the Alinta Dividend Reinvestment Plan. The issue price of the shares is $14.5224 per share calculated in accordance with the terms of the Alinta Dividend Reinvestment Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	438,346
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to the Alinta Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$14.5224 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Alinta Dividend Reinvestment Plan to participants in the Plan at the record date of 9 March 2006, in relation to the dividend for the year ended 31 December 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	494,388,568	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,291,715	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 April 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

4 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y

Attached are Appendices 3Y in respect of shares purchased under the Alinta Deferred Employee Share Plan for each of the following directors of Alinta Limited:

- Fiona Harris;
- Tina McMeckan; and
- Michael Wilkins.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fiona Elizabeth Harris
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 March 2007
No. of securities held prior to change	18,632 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	173 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.45 per ordinary share
No. of securities held after change	18,805 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tina Renna McMeckan
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 March 2007
No. of securities held prior to change	16,752 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	116 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.45 per ordinary share
No. of securities held after change	16,868 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alinta Limited
ABN	11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,892 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Fododo Pty Ltd (family trustee company)	 5,000 ordinary shares in Alinta Limited
Date of change	30 March 2007
No. of securities held prior to change	6,892 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	103 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.45 per ordinary share
No. of securities held after change	1,995 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

5 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y

Attached is an Appendix 3Y in respect of shares purchased pursuant under the Alinta Dividend Reinvestment Plan for Fiona Harris.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fiona Elizabeth Harris
Date of last notice	4 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 April 2007
No. of securities held prior to change	18,805 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Dividend Reinvestment Plan).
Number acquired	46 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.5224 per ordinary share
No. of securities held after change	18,851 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

11 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Letter to Shareholders

Attached is a letter to Shareholders that will be despatched on Friday, 13 April 2007.

Yasmin Broughton
Company Secretary

Enclosures

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6848

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

11 April 2007

Dear Shareholder

Important Corporate Update
Alinta to Recommend an External Proposal to Acquire the Company

I would like to update you on the significant corporate developments that have recently been announced by Alinta which will affect all shareholders.

Alinta recently signed a Scheme Implementation Agreement under which a consortium formed by Babcock & Brown (B&B) and Singapore Power International (SPI) would acquire Alinta for a total consideration valued at $15.00 per share[1] (or as noted below up to $15.40 for shareholders who can make full use of franking credits).

The Alinta Board intends to recommend that Alinta shareholders vote in favour of the proposed scheme of arrangement, in the absence of a superior proposal and subject to an independent expert concluding and continuing to conclude that the proposal is in the best interests of Alinta shareholders.

Please note that you do NOT need to take any action regarding this proposal at this stage.

We will keep you informed of significant developments in the coming months and when action is required by you.

The Proposal

Under the proposed scheme, Alinta shareholders will receive:

- $8.50 in cash per Alinta share;
- 7.83 Babcock & Brown Infrastructure (ASX: BBI) securities, 3.31 Babcock & Brown Power (ASX: BBP) securities and 1.30 Babcock & Brown Wind (ASX: BBW) securities for every 5 Alinta shares; and
- An in specie distribution of 1.51 Australian Pipeline Group (ASX: APA) securities or equivalent value for every 5 Alinta shares.

The total consideration is valued at $15.00 per Alinta share[1]. This value represents a premium of 39% to Alinta's 30 day VWAP prior to announcement by Alinta of an approach in relation to a potential management buyout proposal on 9 January 2007.

---

[1] Based on the 30 day volume weighted average price (VWAP) of the relevant B&B entities and APA securities as at 30 March 2007.

The consideration will be structured to include a fully franked dividend, with franking credits of up to 40 cents per Alinta share, increasing the total value to $15.40 for shareholders who can make full use of the franking credits.

On 2 April 2007 the B&B/SPI consortium also announced that they will establish a facility for Alinta shareholders who receive small parcels of stock in the various Babcock & Brown funds to receive cash instead or, at their election to top up and increase their holdings to a marketable parcel. The Babcock & Brown SPI consortium have advised the Alinta Board that shareholders with a registered holding of 1000 shares or less as at the date of this letter will be offered the opportunity to receive cash under the cash out facility.

Assessment of Options

After setting up an open and competitive tender process, the Board received proposals from the B&B/SPI and Macquarie Bank Limited ("Macquarie") consortia. The proposals were subject to thorough and rigorous evaluation in which due regard was given to the value of the considerations offered and to the conditions and risks associated with the proposals. The proposals were also compared against an internal restructuring plan developed by Alinta.

Throughout this process, Alinta has been assisted by J.P. Morgan Australia, Carnegie Wylie and Company and Blake Dawson Waldron.

At the conclusion of the process, which included nearly a week of negotiations with both bidders, the Board unanimously rejected the alternative proposal from the consortium led by Macquarie.

Under the B&B/SPI offer, Alinta's shareholders will receive a strong mix of cash and securities which provide a continuing exposure to growth and yield stocks in the energy infrastructure field. Furthermore the B&B/SPI offer provides relative valuation certainty due to the securities having readily observable market prices.

In addition the B&B/SPI proposal has limited conditions and provides a high level of confidence that the transaction will be completed.

Following certain media speculation, Alinta issued a release to the ASX on 4 April, 2007, outlining the reasons for its rejection of the Macquarie consortium proposal. This release is included for your information as an appendix to this letter.

The Directors are satisfied the B&B/SPI offer is the superior offer and at the same time provides an appropriate premium over the value attributed to internal restructuring alternatives. However the Directors note that it remains open to Macquarie, or indeed any party, to announce an alternative offer.

Recap on Competitive Tender Process

From my previous letter to shareholders in January and the significant media coverage in recent months, you will be aware that Alinta received an approach that a potential Management Buy-Out (MBO) proposal was being explored by a group that included former Chief Executive Officer Mr Bob Browning and former Chairman Mr John Poynton.

The Board then took a number of steps to ensure the ongoing business activities of the Company were managed effectively, that conflicts of interest relating to the MBO proposal were addressed and that alternative bids for the Company were encouraged.

The Board initiated a process to solicit proposals for the Company and to ensure that a fair and transparent process was in place to manage bidders wishing to submit competing proposals for the acquisition of all or part of Alinta.

Under that process, Alinta allowed a number of interested parties to conduct due diligence. Several proposals were then submitted to the Company for a thorough and rigorous evaluation.

In conjunction with this process, Alinta assessed alternatives by which it could restructure the Company to create additional value for shareholders. This assessment formed the baseline against which external bids were compared.

Next Steps

Please note that you do NOT need to take any action regarding this proposal at this stage.

It is intended that the proposed transaction be implemented via a Scheme of Arrangement. This will require the approval of Alinta shareholders at a general meeting expected to be held in early August.

In order for the scheme to be approved, it will require in excess of 50% of Alinta shareholders present and voting to vote for the proposal and for 75% or more of the total shares voted to be in favour of the proposal. It will therefore be important that you participate in the scheme vote in August, either by proxy or by attending in person.

Accordingly, we will be sending further information and the necessary documents to you well in advance of that date. Those materials will include an Independent Expert's assessment as to whether this proposal is in the best interests of Alinta shareholders.

We recognise that some shareholders will see this as a complex proposal and will be looking to the Alinta directors for guidance when the time comes to cast your votes. I will be writing to you again when we issue the scheme documentation and the Independent Expert's Report, which together is likely to be a substantial document, to explain the Directors' recommendation. I can also confirm that each Director intends to vote his or her own shares in favour of the scheme in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the proposed scheme is in the best interests of Alinta shareholders.

Since its listing on the ASX in 2000 as AlintaGas, Alinta has grown from a small, WA-based gas distributor and retailer with a market capitalisation of $350 million to become the nation's largest energy infrastructure Company, valued at $7.5 billion under B&B/SPI's proposal[1].

While it will be very sad to see the end of Alinta as a listed Company, the consortium offer is an attractive one. Under the offer, Alinta's shareholders will receive a strong mix of cash and securities having readily observable market prices which provide a continuing exposure to growth and yield stocks in the energy infrastructure field.

We will keep you informed of significant developments in the coming months.

If you have any queries please visit our website at www.alinta.net.au or call our information line on 1800 135 107 for callers located in Australia or +61 2 8268 3641 for international callers.

Yours faithfully

John Akehurst
Chairman

[1] Based on the 30 day volume weighted average price (VWAP) of the relevant B&B entities and APA securities as at 30 March 2007.

News Release

Alinta

4 April 2007

ALINTA POSITION ON MACQUARIE CONSORTIUM PROPOSAL

Following significant recent press comment, Alinta wishes to ensure that the market is fully informed regarding the various proposals made by the Macquarie Bank consortium ("Macquarie consortium") and Alinta's consideration of them.

At the time Alinta signed the Scheme Implementation Agreement with Babcock & Brown/Singapore Power, the Macquarie consortium had proposed ("final proposal") a scheme of arrangement under which Alinta shareholders would receive:

(a) an in specie distribution of Australian Pipeline Trust ("APT") units, equivalent to $1.25 per Alinta share at APT's closing price on 28 March 2007; and

(b) shares in a new company ("Infrastructure Company"), unless they elected to take either $13.95 in cash or a combination of cash and shares in Infrastructure Company.

Throughout the negotiations which spanned a period of nearly seven days, the Macquarie consortium retained this basic structure for their bid.

Subsequent to Alinta signing the Scheme Implementation Agreement with Babcock & Brown/Singapore Power and after the Macquarie consortium had been advised that its bid was unsuccessful, Alinta received an email from the Macquarie consortium also offering to allow Alinta to pay a $0.25 per share dividend prior to completion of its proposed scheme. No further details were provided.

The Directors had a number of significant concerns which led to the rejection of the Macquarie consortium's final proposal, including:

1. Infrastructure Company does not exist today and therefore does not have an observable market price. It would have been a new company established to acquire many of Alinta's infrastructure assets. However, it would not have included a number of Alinta's key growth assets (namely AlintaAGL, Wesfarmers LPG, power station developments and growth income from a number of Alinta's AIH assets) which were to be acquired by a separate company owned by Macquarie called "Energy Company". The value which would be attributed by the market to Infrastructure Company, once listed, was uncertain. It would have relied upon highly structured financial arrangements in order to provide the forecast distributions that might support a share price nominated by the Macquarie consortium. The Directors had a number of concerns relating to the valuation of Infrastructure Company, including:

    (a) The Macquarie consortium was valuing an aggregate of $298 million of deferred purchase price for Energy Company payable to Infrastructure Company over the period 2007 to 2010 as though it was recurring operational cash flow of Infrastructure Company. The 2008 capital receipt of $120 million amounted to approximately 30% of that year's forecast distribution to Infrastructure Company shareholders. As presented to Alinta, these asset sale proceeds were being capitalised within Infrastructure Company at a yield of 8.5%, the same yield applied by the Macquarie consortium to the overall business, implying an aggregate value of

Alinta

$1.4 billion for these asset sale proceeds as part of Infrastructure Company's market capitalisation based on initial distributions. Alinta's Directors noted that this value was some $1.1 billion or $2.20 per Alinta share more than the $298 million of deferred consideration which Energy Company would be contracted to pay to Infrastructure Company over four years for those same assets;

(b) In addition to Alinta's high growth assets described above being excluded from Infrastructure Company, 85% of any future earnings growth from the higher growth assets which were to be included in Infrastructure Company, was to be paid to Energy Company through a 99 year Sales Agency Agreement. This significantly limited the potential for future growth in cash flow and distributions for Infrastructure Company; and

(c) There was no forecast growth in annual distributions per share for at least eight years.

As a result, Alinta directors had serious concerns about the potential future value of Infrastructure Company and formed the view that, post listing, there were significant risks to it maintaining the value nominated by the Macquarie consortium in their final proposal.

Alinta's Directors noted that of the total funding for the upfront consideration to Alinta shareholders, Macquarie Bank was apparently proposing to fund less than 3% itself, with the remaining 97% coming from re-gearing or repackaging of Alinta shareholder's existing assets.

Moreover, Alinta's Directors noted that under the Macquarie consortium proposal, Energy Company (owned by Macquarie) proposed to pay an aggregate of $298 million over four years for the key growth assets. Alinta values these assets in excess of $1.1 billion.

2. The availability of a cash alternative for shareholders was conditional on equity underwriting agreements totalling $4.7 billion for a period of up to 4 months, one of the largest equity market underwriting exposures in Australian financial market history. Alinta was concerned about the robustness of the underwriting commitments in the event that a large percentage of its shareholders elected to take the cash alternative, given that we understand the Macquarie consortium had represented to underwriters that the cash election was likely to be in the vicinity of 20-30% of the total equity consideration. These underwriting agreements were also subject to a wide variety of material conditions outside Alinta's control, including adverse changes in equity markets and interest rates. The cash funding of the Babcock & Brown/Singapore Power offer had no such conditions.

3. The default option under the Macquarie consortium offer (for any shareholders who did not make an election) was shares in Infrastructure Company and not cash. In the materials provided to the underwriters, the Macquarie consortium stated that it believed that over 70% of Alinta shareholders would not make an election on the scheme consideration and therefore would receive the default option.

4. The Macquarie consortium's proposal required Alinta directors to recommend the proposal as a whole and they were not permitted to recommend only the cash alternative.

Alinta

For the reasons discussed above, Alinta was not prepared to recommend the shares in Infrastructure Company, and therefore the Macquarie consortium's proposal, relative to the Babcock & Brown/Singapore Power proposal which had significantly higher certainty. Consistent with this position, Alinta requested the Macquarie consortium to provide a cash default option on numerous occasions during the negotiations but the Macquarie consortium declined to do so.

The Scheme Implementation Agreement proposed by the Macquarie consortium also contained more onerous terms than that agreed with Babcock & Brown/Singapore Power, including a break fee of double the amount agreed with Babcock & Brown/Singapore Power.

The Directors remain firmly of the view that the Babcock & Brown/Singapore Power proposal is an attractive one and note that it is the only proposal in a form that shareholders can consider. The total consideration is valued at $15.00 per Alinta share based on the 30 trading day volume weighted average price ("VWAP") of the relevant Babcock and Brown and APT securities to 29 March 2007. This value represents a premium of 39% to Alinta's 30 trading day VWAP prior to announcement by Alinta of a potential management buyout on 9 January 2007.

Alinta is now progressing the schemes of arrangement in respect of the Babcock & Brown/Singapore Power consortium's proposal. In the absence of a superior proposal for the Company, and subject to an Independent Expert concluding and continuing to conclude that this proposal is in the best interests of shareholders, the Alinta directors will recommend that shareholders vote in favour of the proposal at a meeting currently scheduled during early August 2007.

****

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

16 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,492
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at $9.1774 per share due to expire on 1 April 2015

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$9.1774 per share for 150,492 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	494,539,060	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,141,223	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 April 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

20 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Full Federal Court Decision in Relation to APA Securities

Attached is a News Release regarding the above.

Yasmin Broughton
Company Secretary

Enclosure

News Release

Alinta

20 April 2007

FULL FEDERAL COURT DECISION IN RELATION TO APA SECURITIES

Upholds Alinta's appeal on Takeovers Panel orders but finds breach of Corporations Act

The Full Federal Court has ruled that the Takeovers Panel's declaration of unacceptable circumstances in relation to Alinta's on-market purchase of a 10.25% stake of Australian Pipeline Trust in August 2006 is invalid. The Court has found that the Takeovers Panel did not have the power to make the declaration and its divestment orders in relation to the stake.

The Court has however determined that entry into Merger Implementation Agreement with AGL and Alinta's subsequent purchase of the 10.25% stake breached section 606 of the Corporations Act.

Alinta is reviewing the judgment and will consider its legal options over the coming days.

The Court will now consider what orders to make in respect of these proceedings following submissions from the parties. Alinta does not know whether other parties to the proceedings will appeal the decision.

Alinta will provide further information about these proceedings in due course.

Media contacts:
Tony Robertson Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Investor Relations:

Shaun Duffy Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

23 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Sale of Wattle Point Wind Farm

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

23 April 2007

Sale of Wattle Point Wind Farm

Alinta Limited has today completed the sale of the Wattle Point Wind Farm to a wholly owned subsidiary of the ANZ's Energy Infrastructure Trust, for $225 million.

The Energy Infrastructure Trust (**EIT**) is managed by ANZ Infrastructure Services Ltd (**ANZIS**), and acquires or develops energy-related utility and infrastructure assets in Australia and New Zealand.

Wattle Point Wind Farm is located at Wattle Point, near Edithburgh on South Australia's Yorke Peninsula, and was acquired by Alinta as part of the merger of Alinta and AGL's infrastructure assets in October 2006 (**AGL Merger**).

As part of the proposed Scheme of Arrangement with the Babcock & Brown and Singapore Power International consortium under which the consortium would acquire Alinta (**Scheme**), Babcock & Brown Wind Partners (BBW) will receive $211 million of the sale proceeds in the event the proposed Scheme is completed.

The sale proceeds in excess of $211 million will be returned to Alinta shareholders as part of the consideration Alinta shareholders are to receive under the proposed Scheme. The current terms of the Scheme consideration will be adjusted to reflect this additional $14 million in value.

Acting Alinta Chief Executive Officer, Mr Peter Magarry said: "The sale of the Wattle Point Wind Farm is at a price substantially in excess of the strike price of $211 million under Alinta's option to put the asset back to AGL Energy. This is an excellent result for Alinta shareholders, who will also receive BBW shares as part of the Scheme consideration."

John Clarke, Managing Director of ANZIS said: "Wattle Point Wind Farm is one of the largest operating wind farms in Australia and has a long term capacity based offtake from AGL. We are pleased with this acquisition which complements EIT's other investments."

* *

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

24 April 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

MBO Executives leave Alinta

In accordance with Listing Rule 3.16, the Company wishes to advise that Mr Murray King has ceased to be a Company Secretary of Alinta Limited with effect from today.

In addition, Mr Murray King, Mr Christopher Indermaur, Executive General Manager Business Strategy & Development and Mr Stephen Pearce, Chief Financial Officer, will cease employment with the Company on 30 April 2007.

As previously announced to the market, Mr King, Mr Indermaur and Mr Pearce were participants in the Management Buyout (MBO) Group which, with Macquarie Bank, made an offer to acquire Alinta. Following the Board's recommendation of the offer by Babcock & Brown and Singapore Power, the company and Messrs King, Indermaur and Pearce have mutually agreed that they will cease employment with the Alinta Group.

Furthermore, as previously announced to the market on 11 January 2007, former Chief Executive Officer, Mr Robert Browning resigned on 11 January 2007. In that announcement it stated that the Board had chosen to retain Mr Browning's services until 30 June 2007. In light of the Babcock & Brown and Singapore Power offer, the Board determined that Mr Browning's services were no longer required to 30 June 2007 and Mr Browning's last day of employment was brought forward to 11 April 2007.

Mr Peter Magarry continues in the role of Acting Chief Executive Officer, Mr Ian Wells continues in the role of Acting Chief Financial Officer and Ms Yasmin Broughton continues in the role of Acting General Counsel.

Yasmin Broughton
Company Secretary

Enclosures

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

7 May 2007

Alinta Limited

TRADING HALT

The securities of Alinta Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 9 May 2007 or when the announcement is released to the market.

Security Code: AAN

Jill Hewitt
<u>**Adviser, Issuers (Perth)**</u>

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

7 May 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta receives new Offer from Macquarie Bank

Further to Alinta's announcement of 30 March that it had entered into a Scheme Implementation Agreement with Babcock & Brown/Singapore Power (B&B/SP Scheme), Alinta confirms it has received a revised proposal from Macquarie Bank Limited to acquire the Company.

The Directors of Alinta believe they are obliged to consider the competing proposal given their fiduciary duties and have sought further information and clarification regarding the proposal.

Alinta has sought and been granted a trading halt in Alinta securities while it considers the proposal and its response.

Yasmin Broughton
Company Secretary

For further information:

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Shaun Duffy
Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

9 May 2007

Alinta Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Alinta Limited (the "Company") will be suspended from quotation immediately, at the request of the Company, pending the release of an announcement.

Security Code: AAN

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)

END